__________________________
                                                  OMB APPROVAL
                                          ___________________________
                                          OMB Number:  3235-0145
                                          Expires:  October 31, 1997
                                          Estimated average burden
                                          hours per response ...14.90
                                          ___________________________


                               UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No.  )*

                            The Limited, Inc.
________________________________________________________________________________
                             (Name of Issuer)

                               Common Stock
________________________________________________________________________________

                      (Title of Class of Securities)

                                532716 10 7
                       _____________________________
                              (CUSIP Number)

        C.A. Severs, Dewey Ballantine, 1301 Avenue of the Americas,
                 New York, NY 10019-6092, 212-259-8800
________________________________________________________________________________
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              March 6, 1996
                     _____________________________
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.    532716 10 7                          Page  2  of  7  Pages
________________________                          _____________________

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bella Wexner
________________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /  /
                                                                    (b) /  /
      Not Applicable
________________________________________________________________________________
3.  SEC USE ONLY
________________________________________________________________________________
4.  SOURCE OF FUNDS*

      OO
________________________________________________________________________________
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                  /  /
________________________________________________________________________________
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
________________________________________________________________________________
  NUMBER OF          7.  SOLE VOTING POWER
   SHARES
BENEFICIALLY               5,142,514
  OWNED BY    __________________________________________________________________
    EACH
 REPORTING           8.  SHARED VOTING POWER
  PERSON
   WITH                    8,495,569
________________________________________________________________________________
                     9.  SOLE DISPOSITIVE POWER

                           616,778
________________________________________________________________________________
                    10.  SHARED DISPOSITIVE POWER

                           13,021,305
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        13,638,083
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     / /

        Not Applicable
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.0%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON*

        IN
________________________________________________________________________________

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          The Limited, Inc.

                            Schedule 13D

Item 1.  Security and Issuer.
         ___________________

     This statement relates to the Common Stock, par value $.50 per share ("Common Stock"), of The Limited, Inc., a Delaware corporation (the "Issuer"), having its principal executive offices at Three Limited Parkway, Columbus, Ohio 43230.

Item 2.  Identity and Background.
         _______________________

     On December 12, 1975, Bella Wexner (the "Reporting Person"), Leslie H. Wexner, The Wexner Foundation and the Estate of Harry Wexner filed a
Schedule 13D (the "Original 13D") reporting ownership by each of them of shares of Common Stock, but disclaiming the existence of a group. The Original 13D was subsequently amended by Amendments No. 1 through 14 thereto. The Reporting Person hereby reaffirms the disclaimer of the existence of any group related to the Original 13D and the amendments thereto. On March 6, 1996, the Issuer concluded its self tender offer
(the "Tender Offer") for up to 85,000,000 shares of Common Stock at $19.00 per share. As described in Item 5(c) below, the Reporting Person tendered shares of Common Stock beneficially owned by her to the Issuer pursuant to the Tender Offer. Since none of Leslie Wexner, The Wexner Foundation, Health and Science Interests, Health and Science Interests II, or The Wexner Children's Trust (collectively, the "Wexner Entities") tendered any shares of Common Stock in the Tender Offer, the Reporting Person has decided to fulfill her filing obligations under Section 13 of the Securities Exchange Act of 1934, as amended, by filing individually rather than continuing to jointly file with the Wexner Entities.

     The following information is provided for the Reporting Person:

     (a)  Name:  Bella Wexner

     (b) Business address: The Limited, Inc., Three Limited Parkway, Columbus, Ohio 43230.

     (c) Present principal occupation and related information: Secretary of The Limited, Inc., Three Limited Parkway, Columbus, Ohio 43230. The Limited, Inc. operates retail clothing stores.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:  United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
         __________________________________________________

     The shares of Common Stock beneficially owned by the Reporting Person were originally acquired in connection with the organization of the Issuer by members of the family that founded the Issuer, who were at such time employees and officers of the Issuer. The Reporting Person originally acquired shares of Common Stock for nominal consideration. After her husband's death, she received additional shares from the Estate of Harry Wexner.

Item 4.  Purpose of Transaction.
         ______________________

     The Reporting Person holds the Common Stock for the purpose of investment, constituting a portion of her securities portfolio. The Reporting Person intends to reexamine her investment in the Issuer from time to time and, depending on market conditions and other factors, may purchase or sell shares of Common Stock, if appropriate opportunities to do so are available, on such terms and at such times as she considers advisable.

     Subject to the foregoing, the Reporting Person does not have any present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934;
or

     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ____________________________________

     (a) The Reporting Person beneficially owns 13,638,083 shares of Common Stock, which represents approximately 5.0% of the issued and outstanding shares of Common Stock, based on the Issuer's statement in the Final Amendment to Schedule 13E-4 filed on March 15, 1996 that following its purchase of shares of Common Stock pursuant to the Tender Offer the Issuer will have approximately
270.7 million shares of Common Stock issued and outstanding.

     (b) The number of shares of Common Stock beneficially owned by the Reporting Person is as follows:

Sole power to vote or
to direct the vote:              5,142,514

Shared power to vote or
to direct the vote:              8,495,569(1) (2)

Sole power to dispose or
to direct the disposition:       616,778

Shared power to dispose or
to direct the disposition:       13,021,305(1) (2) (3)

     Susan Wexner is a citizen of the United States of America with a business address at Bedrock Communication Inc., 650 First Avenue, New York, New York. Ms. Wexner is the Chairman and Chief Executive Officer of Bedrock Communication Inc., the principal business of which is publishing. The business address of Bedrock Communication Inc. is the same as that provided for Susan Wexner above.

     To the Reporting Person's knowledge, Susan Wexner has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Since certain matters with respect to The Wexner Foundation are in dispute, the Reporting Person does not have access to the information required by Item 5(b) with respect to the persons with whom she shares the power to vote or to direct the vote or to dispose or to direct the disposition of the shares held by The Wexner Foundation. However certain of such information has been included in Amendment No. 15 to Schedule
13D filed by the Wexner Entities on April 3, 1996.

     (c) On March 5, 1996, 10,555,000 shares of Common Stock beneficially owned by the Reporting Person were transferred to the Unitrust for no consideration. All of such shares were tendered to the Issuer pursuant to the Tender Offer. On March 6, 1996, the Issuer purchased 4,814,148 of such shares at a purchase price of $19.00 per share and returned 5,740,852 shares to the Unitrust.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

     (e)  Not applicable.


___________________

     (1) Includes 5,740,852 shares of Common Stock held by The Bella Wexner 1996 Charitable Remainder Unitrust (the "Unitrust"). Power to vote or to direct the vote and power to dispose or to direct the disposition of such shares may be deemed to be shared by the Reporting Person and Susan Wexner, as trustees of the Unitrust. Susan Wexner disclaims beneficial ownership of such shares held by the Unitrust.

     (2) Includes 2,754,717 shares of Common Stock held by The Wexner Foundation. Power to vote or to direct the vote and power to dispose or to direct the disposition of such shares may be deemed to be shared by the Reporting Person, as a trustee of such Foundation, and the other trustees thereof. Certain matters relating to such Foundation are
currently in dispute.   A court action is pending with respect to such
Foundation and the trustees thereof. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by The Wexner Foundation.

     (3) Includes 4,525,736 shares held by the Reporting Person. Power to dispose or to direct the disposition of such shares may be deemed to be shared by the Reporting Person and Susan Wexner. Susan Wexner disclaims beneficial ownership of such shares.

Item 6.  Contracts, Arrangements, Undertakings or Relationships
         with Respect to Securities of the Issuer.
         ______________________________________________________

     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item   7.  Material to Be Filed as Exhibits
           ________________________________

           Not applicable.

                            SIGNATURE
                            _________

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 22, 1996



                                            /s/ Bella Wexner
                                            ____________________________
                                                    Bella Wexner